MAIL STOP 3561

October 6, 2006

Mr. Fletcher Jay McCusker
The Providence Service Corporation
5524 East Fourth Street
Tuscon, AZ 85711

> Re: **The Providence Service Corporation**
> **File Number 000-50364**
> **Supplemental letter dated September 14, 2006**

Dear Mr. McCusker:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 16, 2006

Management's report on internal control over financial reporting, page 57

1. We note your response to prior comment one of our letter dated August 14, 2006. Since the significance of the acquired businesses in relation to the consolidated financial statements is required to be disclosed, we believe that the disclosures should include all of the assets and liabilities of each acquired business, including any goodwill and intangible assets recorded under SFAS 141, consistent with your disclosures in Note 4. Please revise accordingly or tell us why you believe that no revisions are required.

Consolidated Statement of Operations, page 63

2. We note your response to prior comment two.   However, we note that Rule 5-03(b) requires presentation of service revenues and related costs separately. Since you have presented three types of service revenues, it would appear that the related cost of revenue of each of those revenue streams should be presented separately to enhance the investor's understanding. We note that you use information regarding each type of service revenue to analyze and manage your operations. Tell us how you evaluate this information without allocating the related costs, or which costs are allocated to each category of revenue and which costs are not allocated. Revise your disclosures in MD&A as appropriate to discuss how performance is evaluated with respect to each revenue category.

Notes to Financial Statements

Revenue Recognition, page 69

3. We note your response to prior comment three. We note that the supplemental payments (amounts in excess of contract amount) are at the discretion of CPSA. Given the uncertainty of receipt of the supplemental payments from CPSA, it appears that the collection of amounts in excess of the contract amount is not reasonably assured and such amounts should not be recognized as revenue in accordance with SAB 104. Please revise accordingly. If you continue to believe that your revenue recognition is appropriate, demonstrate to us how you determined that the collection is reasonably assured and how you complied with SAB 104. Please ensure to disclose the revenue over the contract amount recognized and the amount collected for the periods presented and provide an analysis of historical experience and expectation that supports your conclusion.

4. We note that your revenue recognition policy with respect to the CPSA agreements was apparently modified when the agreement was changed from a case rate contract to an annual block purchase contract effective July 1, 2004. Please tell us how you determined that the change in revenue recognition was appropriate and revise your disclosures as appropriate. Tell us why you believe that your historical experience under the case rate contract is relevant to the annual block purchase contract and supports the change in revenue recognition practices. Revise your disclosures as appropriate.

Note 1 – Segment disclosures, page 75

5. We note your response to prior comment four. As previously requested, please provide data to support your conclusion that the various businesses exhibit similar long term financial performance and have similar economic characteristics and demonstrate how you meet the aggregation criteria under paragraph 17 of SFAS 131. Also, tell us how the financial information for each individual operating company corresponds to the revenue categories presented on the statement of operations.

Note 11- Stock option and incentive plans, page 88

6. We note your response to prior comment six. Please tell us how you concluded that no additional compensation expense would be required to be recorded in the event that the actual forfeiture rates exceed your estimates. Since the acceleration of the outstanding options occurred prior to the effective date of FAS 123(R), it appears that the accounting treatment for these awards should continue to be evaluated under FAS 123 and FIN 44. Accordingly, to the extent that the actual forfeitures exceed your estimates, we believe that additional compensation expense would be required to be recorded in future periods. Please revise your disclosures in the financial statements and MD&A accordingly, or tell us why you believe that no revisions are required.

7. We note your response to prior comment seven, including your statement that the expected term was determined based on an average of the contractual terms and vesting periods, and historical data. While this would appear to be appropriate with respect to awards granted to employees, we believe that options granted to non-employees should be valued using the contractual life as the expected term assumption. Please revise the financial statements accordingly, or explain in more detail why you believe that no revisions are required.

8. We note your response to prior comment nine. Based on your disclosure, it does not appear that the stock compensation expense that was avoided through the issuance of the options disclosed on page 89 is included in the amounts disclosed in the last paragraph on page 88, as indicated in your response. We note that the options disclosed on page 89 were fully vested on the date of grant, December 6, 2005, and that the option acceleration occurred on December 29, 2005. Accordingly, it would appear that additional compensation expense was avoided through the issuance of the fully vested options on December 6, 2005. We note that the amount of such compensation expense would appear to exceed $1 million based on the stated fair value of $9.29 per share. As previously requested, please revise your disclosures to include the incremental compensation expense that was avoided through the issuance of the options disclosed on page 89.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies